SKANSKA



Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

January 28, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published January 27 and 28, 2010.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
January 27, 2010	Press Release	Skanska to construct offices in Norway for NOK 280 M, approximately SEK 345 M	law and by the listing agreement with Stockholm Stock Exchange
January 27, 2010	Press Release	Skanska appointed preferred bidder for the development of PPP highway in Chile	law and by the listing agreement with Stockholm Stock Exchange
January 28, 2010	Press Release	Invitation to press- and telephone conference regarding Skanska's year-end report on February 5	law and by the listing agreement with Stockholm Stock Exchange

Dlw 3/1

SKANSKA

Press Release

January 28, 2010
11:30 am CET

Invitation to press and telephone conference regarding Skanska's year-end report on February 5

Skanska's Year-End Report for 2009 will be presented on Friday, February 5, 2010, approximately at 08:00 am.

In conjuction with the release of the report, you are invited to participate in a combined press- and telephone conference, at 11.00 am (UK 10.00 am, US Eastern 05.00 am). The press- and telephone conference will be held at Scandic Anglais, Humlegårdsgatan 23 in Stockholm.

Johan Karlström, Skanska's President and CEO and Hans Biörck, EVP and CFO, will present the report and thereafter respond to questions.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Thursday, February 4.

The press conference will be webcast live at www.skanska.com/investors, where also a recording of the conference will be available.

To participate in the telephone conference, please dial +46 8 505 598 53, or +44 203 043 2436 or +1 866 458 4087.

After the conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than February 3.

If you have any practical questions regarding the conference, please contact Marianne Bergström, tel +46 10 448 88 75 or by mail to marianne.bergstrom@skanska.se.

Welcome!

Pontus Winqvist
SVP, Investor Relations

Karin Lepasoon
EVP, Communications & IR

SKANSKA

Press Release

January 27, 2010
08:35 am CET

Skanska appointed preferred bidder for the development of PPP highway in Chile

Skanska has by the Ministry of Public Works in Chile been appointed preferred bidder to develop the Antofagasta Toll Road.

Skanska Infrastructure Development will be responsible for the development and management of the project for a period of 20 years.

The design and construction will be undertaken by Skanska Latin America. The construction project, located in the mining district in northern Chile, will comprise approximately 120 km of new lanes, upgrading of about 200 km as well as service roads and intersections. The design and construction assignment is expected to amount to USD 300-350 M, or approximately SEK 2.1-2.5 billion.

In the next phase negotiations will be concluded and financing for the project arranged. Financial close is expected to be reached later this year.

Following financial close, Skanska will make a further announcement stating its investment levels in the project together with the value and timing of the construction contract to be included in the company's order bookings.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska Latin America is one of the continent's leading contractors. Operations focus primarily on construction, operations and services for the international oil & gas and energy industry. In 2008, the company with about 10,000 employees, had revenues of about USD 850 M, about SEK 5.6 billion.

For further information please contact:

Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10-448 88 51 or +46 70 546 87 97.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

January 27, 2010
08:30 am CET

Skanska to construct offices in Norway for NOK 280 M, approximately SEK 345 M

Skanska has secured the assignment to construct an office and shopping center in Skøyen, in Oslo. The contract amount totals approximately NOK 280 M, approximately SEK 345 M, which will be included in order bookings for the first quarter. The customer is the Norwegian real estate company Fram.

The contract pertains to a four story retail section and two office buildings that will be eight and twelve stories tall. The project comprises a total of 20,000 square meters.

Work on the site will commence in May is scheduled for completion in June 2012.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,000 employees. In 2008, Skanska Norway generated revenues of approximately SEK 13.3 billion. In Norway, Skanska is also active in the development of residential projects and PPP (Public Private Partnership) projects.

For further information please contact:

Geir Linge, Communications Manager, Skanska Norway,
tel +47 92 25 11 25.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.